

16022411

TEDSTATES
EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

DEC 01 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STUART FRANKEL & CO., INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 CUTTER MILL ROAD, SUITE 406
(No and Street)

GREAT NECK	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENDA BAGNATO, CFO — 212-943-8787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ***JEFFREY FRANKEL***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***STUART FRANKEL & CO., INC., as of SEPTEMBER 30,*2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



KATONIA MORGAN
Notary Public - State of New York
NO. 01MO6251490
Qualified in Queens County
My Commission Expires Nov 14, 2019



X ______________________
Signature

President
____
Title



X ______________________ 11-29-2016
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2016

ASSETS

Cash and cash equivalents	$	1,795,528
Due from brokers		3,319,283
Securities owned at market value (Note 3)		8,739,761
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $3,941,466 (Note 4)		2,000,000
Other assets		57,737
Total assets	$	15,912,309

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	2,684,593
Accounts payable and accrued expenses		2,684,593
Commitments and Contingencies (Notes 6 and 7)		
Liabilities subordinated to claims of general creditors		
Pursuant to subordinated loan agreements (Note 4)		5,000,000
Total liabilities		7,684,593
Stockholders' equity (Note 8)		
Common stock, $1 par value, 200,000 shares authorized, 92,500 shares issued and outstanding		92,500
Additional paid in capital		274,129
Retained earnings		7,861,087
Total stockholders' equity		8,227,716
Total liabilities and stockholders' equity	$	15,912,309

The accompanying notes are an integral part of this statement.

STUART FRANKEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Note 1 - Nature of Business

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Fair Value Measurements

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value

Note 3- **Fair Value Measurements (continued)**

that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.
The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at September 30, 2016:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities	$8,177,001	$7,903,561	$273,440	-
Notes	562,760	-	562,760	-
	$8,739,761	$7,903,561	$836,200	-

Note 4- **Liabilities Subordinated to the Claims of General Creditors**

Subordinated liabilities consist of both secured demand notes evidenced by a secured demand note collateral agreement approved by FINRA and subordinated loan agreements approved by the New York Stock Exchange. Both agreements are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

	Maturity Date	Interest Rate	Face Value
Subordinated loans	April 29, 2023	10%	$3,000,000
Secured demand note	November 10, 2020	6%	2,000,000
			$5,000,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

STUART FRANKEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Note 5- Money Purchase Plan

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 10% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $230,230 to the plan during the fiscal year.

Note 6 - Commitments

Office Lease
The Company leases office space pursuant to a lease agreement expiring November 30, 2021. Rental payments are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

Year Ended Sept 30	Amount
2017	$30,366
2018	$30,250
2019	$31,160
2020	$32,094
2021	$33,052

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker daily, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2016, the Company had net capital of $12,817,242 which was $12,717,242 in excess of its required net capital of $100,000. The Company's net capital ratio 2.14%.

A copy of the Firm's statement of Financial Condition as of September 30, 2016, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional offices of the SEC and FINRA.

STUART FRANKEL & CO., INC.
60 Cutter Mill Road – Suite 210
Great Neck, NY 11021

November 7, 2016

Lerner & Sipkin CPAs, LLP
132 Nassau Street, Suite 1023
New York, NY 10038

Gentlemen:

We are providing this letter in connection with your review of the Exemption Report of Stuart Frankel & Co., Inc. for the year ended **September 30, 2016** for the purpose of obtaining limited assurance that there are no material modifications that should be made to the report in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person using the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of as of the date of the of the Auditor's report, the following representations made to you during your review.

1. We acknowledge that it is management's responsibility for compliance with the identified exemption provisions throughout the fiscal year;

2. The assertions made in the report are the responsibility of management;

3. We have made available to you all records and other information relevant to the assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and

4. There were, subsequent to the period addressed in the report, no known events or other factors that might significantly affect our compliance with the identified exemption provisions.

Very truly yours,



Signature,

Title:

Stuart Frankel & Co., Inc.